Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

July 21, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Jerrick Media Holdings, Inc. Registration Statement on Form S-1 Filed July 2, 2020 File No. 333-238514

Ladies and Gentlemen:

This letter sets forth the responses of Jerrick Media Holdings, Inc., a Nevada corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Registration Statement on Form S-1 (File No. 333-238514) filed with the Commission on July 2, 2020 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith. For your convenience, we list your comments below with the Company’s response followed thereafter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. QUESTION:	Please revise to include the units in your Registration Fee Table on the cover page of your registration statement.

RESPONSE:	The Company has revised its Registration Fee Table to include the Units.

If you have any questions relating to any of the foregoing, please contact Andrea Cataneo of Sheppard, Mullin, Richter & Hampton LLP at (212) 653-8700.

Very truly yours,

/s/ Andrea Cataneo

Andrea Cataneo
SHEPPARD, MULLIN, RICHTER & HAMPTON llp